[LETTERHEAD OF NES WORLDWIDE, INC.]

                               NES Worldwide, INC.
                            Suite 300, 3665 Kingsway
                       Vancouver, British Columbia V5R 5W2
                                     Canada
                                 (604) 646-8005


January 16,  2006


BY  EDGAR


Securities  and  Exchange  Commission
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  DC  20549


Attention:  John  Reynolds

Re:     NES  Worldwide,  Inc.
        Registration Statement on Form SB-2 (File No. 333-104698) Request for Withdrawal of Registration Statement on Form SB-2

Ladies  and  Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), NES Worldwide, Inc. ("NES Worldwide") hereby requests the consent of the Securities and Exchange Commission (the Commission") to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-104698), together with all exhibits and amendments thereto (collectively, the "Registration Statement").

The Registration Statement was initially filed with the Commission on April 23, 2003 and amended on November 7, 2003, March 25, 2005, May 6, 2004, June 23, 2004, October 13, 2004, February 11, 2005 and May 5, 2005.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission and no NES Worldwide securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon NES Worldwide's conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. Further, this Request for Withdrawal is also based upon NES Worldwide's conclusion that due to differing opinions between the Commission and NES Worldwide as to whether NES Worldwide is a "blank check" company under Rule 419 of the Securities Act, it is in the best interests of NES Worldwide to suspend its efforts relating to the Registration Statement.

NES Worldwide hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. NES Worldwide also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to NES Worldwide's account for future use.

Please fax a copy of the order to the Registrant's office to the attention of the Chief Executive Officer ("CEO"), Scott Kerr at (604) 608-5482. If you have any questions or comments relating to this request for withdrawal, please contact Scott Kerr, CEO for NES Worldwide at (604) 646-8005.


Yours  truly,


NES  Worldwide,  Inc.

/s/ Scott Kerr

Scott  Kerr
President  and  CEO


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